UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 11-K

[ X ]    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2011

OR

[ ]    TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 001-35294

LIBERTY MEDIA 401(k) SAVINGS PLAN
(Full title of the Plan)

LIBERTY MEDIA CORPORATION
(Issuer of the securities held pursuant to the Plan)

12300 Liberty Boulevard
Englewood, Colorado 80112
(Address of its principal executive office)

REQUIRED INFORMATION

Financial Statements:	Page No.
Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Participant Benefits, December 31, 2011 and 2010	2

Statements of Changes in Net Assets Available for Participant Benefits, Years ended December 31, 2011 and 2010	3

Notes to Financial Statements,	4
December 31, 2011 and 2010

Schedule 1 - Schedule H, Line 4i - Schedule of Assets	13
(Held at End of Year), December 31, 2011

Exhibit -
23.1 - Consent of KPMG LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LIBERTY MEDIA 401(k) SAVINGS PLAN

By    /s/ Brian J. Wendling
Brian J. Wendling
Officer

June 1, 2012

Report of Independent Registered Public Accounting Firm

The Plan Committee
Liberty Media 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for participant benefits of the Liberty Media 401(k) Savings Plan (the Liberty Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for participant benefits for the years then ended. These financial statements are the responsibility of the Liberty Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for participant benefits of the Liberty Plan as of December 31, 2011 and 2010, and the changes in net assets available for participant benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Liberty Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Denver, Colorado
June 1, 2012

LIBERTY MEDIA 401(k) SAVINGS PLAN

Statements of Net Assets Available
for Participant Benefits

December 31, 2011 and 2010

	2011	2010
	(amounts in thousands)

Investments, at fair value:
Liberty Capital Stock (note 2)	$39,534	19,823
Liberty Interactive Corporation Stock (note 2)	24,540	24,690
Liberty Starz Stock (note 2)	—	14,727
Mutual funds (note 2)	134,456	133,301
Brokeragelink accounts (note 2)	7,182	6,285
Total investments	205,712	198,826

Receivables:
Receivable for unsettled stock transactions	6	63
Notes receivable from participants (notes 1 and 2)	2,177	2,269
Total receivables	2,183	2,332

Payable for required refund of excess contributions and earnings thereon	(1,470)	(1,424)
Payable for settlement funds received (note 5)	—	(772)

Net assets available for participant benefits	$206,425	198,962

See accompanying notes to financial statements.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Statements of Changes in Net Assets Available
for Participant Benefits

Years ended December 31, 2011 and 2010

	2011	2010
	(amounts in thousands)
Contributions:
Employer	$9,825	10,581
Participant	12,157	13,028
Rollovers	725	1,005
	22,707	24,614

Net investment income:
Net appreciation (depreciation) in fair value of investments	(994)	37,314
Interest and dividend income	3,756	2,596
Other income (note 5)	—	31
	2,762	39,941

Interest on notes receivable from participants	100	92

Total contributions, net investment income and interest on notes receivable from participants	25,569	64,647

Administrative expenses	(265)	(247)
Refund of excess contributions and earnings thereon	(1,470)	(1,424)
Distributions to participants	(16,371)	(16,682)

Increase in net assets available for participant benefits	7,463	46,294

Net assets available for participant benefits:

Beginning of year	198,962	152,668

End of year	$206,425	198,962

See accompanying notes to financial statements.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(1)    Description of the Liberty Plan

The following description of the Liberty Media 401(k) Savings Plan (the "Liberty Plan") is provided for general information purposes only. Participants should refer to the plan document for more complete information. The Liberty Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

General

From January 1, 2010 to September 23, 2011, the Liberty Plan was sponsored by Liberty Media LLC, a wholly owned subsidiary of Liberty Media Corporation. Subsequent to September 23, 2011, as a result of the reorganization explained in footnote 2, the Liberty Plan sponsorship was transferred to, and the Liberty Plan was amended to change the sponsor to Liberty Media Corporation ("Liberty").

The Liberty Plan enables participating employees of Liberty and its qualifying subsidiaries as well as employees of Liberty Interactive Corporation ("Liberty Interactive") to receive an interest in Liberty and Liberty Interactive and to receive benefits upon retirement. Employees of Liberty and certain 80% or more owned subsidiaries or Liberty Interactive who are at least 18 years of age are eligible to participate in the Liberty Plan either immediately upon hire or, for certain specified employees, after one year of service (as defined in the Liberty Plan document).

Contributions

Subject to the IRS limitations described below, participants may make (i) pre-tax contributions to the Liberty Plan of up to 75% of their compensation, as defined and/or (ii) after-tax contributions up to 10% of their compensation. Pursuant to the terms of the Liberty Plan, Liberty and its subsidiaries may make matching contributions as follows, as approved by their respective management teams:

% of participant contributions	Maximum match as a % of eligible compensation

100%	10%
50%	4%

All participant contributions and employer matching contributions are subject to limitations as determined annually by the IRS. Employee pre-tax contributions were limited to $16,500 in 2011 and 2010. Combined employee pre-tax, employee after-tax and employer matching contributions per participant (excluding catch-up contributions) were limited to $49,000, in 2011 and in 2010. Catch-up contributions, as defined in the Economic Growth and Tax Relief Reconciliation Act of 2001, are permitted for those eligible employees, are not matched by the employer and are limited to $5,500 in 2011 and 2010. Liberty and its subsidiaries reserve the right to change the matching contribution amounts at any time.

Employer contributions, including both vested and unvested employer contributions, can be invested in any investment in the Liberty Plan, including the Brokeragelink option, as directed by the participant.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

Rollovers

Participants may elect to rollover amounts from other qualified plans or individual retirement accounts into the Liberty Plan provided that certain conditions are met.

Participant Accounts

Each participant's account is credited with (a) the participant's contributions, (b) employer matching contributions, and (c) allocations of plan earnings and losses, as determined by the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Notes Receivable from Participants

On September 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) No. 2010-25, Plan Accounting - Defined Contribution Pension Plans (Topic 962), Reporting Loans to Participants by Defined Contribution Pension Plans, a consensus of the FASB Emerging Issues Task Force (Update). This Update requires that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The amendments in the Update are to be applied retrospectively to all prior periods presented, effective for fiscal years ending after December 15, 2010. The Form 5500 will continue to present notes receivable from participants as an investment.

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balance. Loans, other than those transferred from other plans, must be repaid within five years and bear interest at a rate equal to the prime rate of interest in effect on the last day of the prior month to which month the loan was made plus 1%. The interest rate will be updated monthly on the first day of the following month for any changes to the prime rate that occur during any given month. Loans transferred from other plans retain the repayment terms and interest rates in effect at the time of transfer. Loans are secured by the vested balance in the participant's account. At December 31, 2011, outstanding loans had interest rates ranging from 4.25% to 9.25% and maturity dates through December 2016. Principal and interest are paid ratably through monthly payroll deductions or through the use of coupon books or automatic bank draft after termination of employment.

Forfeitures

Forfeitures of employer contributions (due to participants' termination prior to full vesting) are first used to pay Liberty Plan expenses, with any excess used to reduce Liberty's future matching contributions. Forfeitures aggregated $177,000 and $400,000 during 2011 and 2010, respectively. Forfeitures of $250,000 and $241,000 were used to pay Liberty Plan expenses during 2011 and 2010, respectively. In addition, forfeitures of $153,000 were used to fund employer matching contributions during 2010. Forfeitures were not used to fund matching contributions for 2011. Unused forfeitures aggregated $249,000 and $305,000 at December 31, 2011 and 2010, respectively.

Investment Options

As of December 31, 2011, the Liberty Plan has various investment options including 22 mutual funds and two common stocks. The mutual funds include money market, bond, real estate, domestic and international stock funds, small to large cap funds, growth and value funds, and seven asset allocation funds based on target retirement dates. In addition, the Liberty Plan offers a brokerage option, Brokeragelink, whereby participants can elect to invest in publicly traded investments and mutual funds not offered directly by the Liberty Plan. A complete list of investment options can be found on Schedule 1 to this Annual Report on Form 11-K. Plan participants may change investment options and contribution percentages on a daily basis.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

Benefit Payments

Distributions from the Liberty Plan may be made to a participant upon attaining the age of 59-1/2, death, total disability, financial hardship or termination of employment. Distributions and other withdrawals are processed on a daily basis.

Vesting

Participant contributions are always fully vested. Participants acquire a vested right in employer matching contributions, other than employer contributions transferred from other plans, as follows:

Vesting
Years of service	percentage

Less than 1	0%
1 year	33%
2 years	66%
3 years	100%

Employer matching contributions transferred from other plans vest according to the terms specified in the transferor plans.

Plan Termination

Although Liberty has not expressed any intent to terminate the Liberty Plan, it may do so at any time, subject to the provisions of ERISA. The Liberty Plan provides for full and immediate vesting of all participant rights upon termination of the Liberty Plan.

Risks and Uncertainties

The Liberty Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for participant benefits.

The Liberty Plan has concentrations of investments in the Liberty Capital Stock and Liberty Interactive Corporation Stock as of December 31, 2011 and 2010 as well as the Liberty Starz Stock as of December 31, 2010. Changes in the values of these investment securities could materially impact the net assets available for participant benefits due to these concentrations.

(2)    Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Liberty Plan have been prepared on the accrual basis and present the net assets available for participant benefits and the changes in those net assets.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

Trust Fund Managed by Fidelity Management Trust Company ("Trustee")

Under the terms of a trust agreement between Liberty and the Trustee, the Trustee manages a trust fund on behalf of the Liberty Plan and has been granted authority concerning purchases and sales of investments for the trust fund. The Trustee may invest up to 100% of the assets of the Liberty Plan in employer securities without regard to any fiduciary requirement to diversify Liberty Plan assets. Additionally, the Liberty Plan is allowed to invest in non-employer securities.

Fair Value Measurements

U.S. generally accepted accounting principles establish a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy are described below:

•	Level 1
Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

•	Level 2
Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•	Level 3
Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Certain investments are reported at fair value on a recurring basis in the statements of net assets available for participant benefits. The following methods and assumptions were used to estimate the fair values:

Registered investment companies and money market funds—The fair value of these investments is based on the net asset values of shares held at year-end and are classified as Level 1.

Common stock and other exchange traded equity securities—The fair value of these investments is based on the closing price per the primary stock exchange on which they are traded and are classified as Level 1.

Brokeragelink account—This asset category represents a separate brokerage account that offers a wide range of investment opportunities including mutual funds and common stocks listed on major U.S. exchanges and fixed-income securities. The fair value of common stocks and other exchange traded investments that are publicly traded is based on the closing price per the primary stock exchange on which they are traded and are classified as Level 1. The fair value of mutual funds is based on the net asset values of shares held at year-end and are classified as Level 1. The fair value of fixed-income securities is based on observable market information and yields available on comparable securities of issuers with similar credit ratings and may include benchmarking, sector grouping and matrix pricing and are classified as Level 2.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan's valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

The below table presents the fair value of assets by category measured on a recurring basis as of December 31, 2011 and 2010.

	Assets at Fair Value as of December 31, 2011
	(amounts in thousands)
				Total fair
	Level 1	Level 2	Level 3	value
Investments
Common stock	$64,074	—	—	64,074
Mutual funds:
Large Cap Growth	5,482	—	—	5,482
Large Cap Value	9,367	—	—	9,367
Large Cap Blend	14,973	—	—	14,973
Mid Cap Blend	6,470	—	—	6,470
Small Cap Growth	10,510	—	—	10,510
Small Cap Value	7,773	—	—	7,773
Global Stock	15,189	—	—	15,189
Bond Funds	15,570	—	—	15,570
Money Market	14,234	—	—	14,234
Target Retirement Funds	34,787	—	—	34,787
Real Estate Fund	101	—	—	101
Brokeragelink accounts
Equities and Highly Liquid Investments	6,564	—	—	6,564
Fixed Income	—	618	—	618
Total assets at fair value	$205,094	618	—	205,712

	Assets at Fair Value as of December 31, 2010
	(amounts in thousands)
				Total fair
	Level 1	Level 2	Level 3	value
Investments
Common stock	$59,240	—	—	59,240
Mutual funds:
Large Cap Growth	5,641	—	—	5,641
Large Cap Value	9,551	—	—	9,551
Large Cap Blend	14,934	—	—	14,934
Mid Cap Blend	6,079	—	—	6,079
Small Cap Growth	9,886	—	—	9,886
Small Cap Value	7,168	—	—	7,168
Global Stock	17,548	—	—	17,548
Bond Funds	13,819	—	—	13,819
Money Market	14,053	—	—	14,053
Target Retirement Funds	34,622	—	—	34,622
Brokeragelink accounts	6,285	—	—	6,285
Total assets at fair value	$198,826	—	—	198,826

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

Changes in Fair Value Levels
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. For the years ended December 31, 2011 and 2010, there were no material transfers in or out of levels 1, 2, or 3.
Investments

From January 1, 2010 through October 8, 2010, the Liberty Capital Stock Fund, the Liberty Interactive Corporation Stock Fund and the Liberty Starz Stock Fund were unitized funds that were measured in units rather than shares. The Liberty Capital Stock Fund consisted mostly of Series A Liberty Capital common stock ("LCAPA") with an insignificant amount of cash or cash equivalents. The Liberty Interactive Corporation Stock Fund consisted mostly of Series A Liberty Interactive common stock ("LINTA") with an insignificant amount of cash or cash equivalents. The Liberty Starz Stock Fund consisted mostly of Series A Liberty Starz common stock ("LSTZA") with an insignificant amount of cash or cash equivalents. Subsequent to October 8, 2010, the stock funds were converted to actual shares and currently trade in shares of stock rather than unitized shares. Also see "Transactions Impacting Stock Funds" below.

Investments are reflected in the accompanying financial statements at fair value. Fair value represents the closing prices at December 31, 2011 and 2010 for those securities having readily available market quotations.

The following closing market prices have been used to value the Liberty and Liberty Interactive common stock:

	December 31,
	2011	2010

Series A Liberty Capital common stock (a)	$78.05	$62.56
Series A Liberty Interactive common stock	$16.22	$15.77
Series A Liberty Starz common stock (a)	$—	$66.48

(a)    See Transactions Impacting Stock Funds below.

Changes in market values after the Liberty Plan's year end are not reflected in the accompanying financial statements.

Securities and investment transactions are accounted for on the trade date. The cost basis of such shares distributed is determined using the average cost method. Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus accrued but unpaid interest. Delinquent participant loans are reclassified as a distribution based upon the terms of the plan documents.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

Transactions Impacting Stock Funds

During the second quarter of 2010, Liberty Interactive announced that its board of directors authorized its management to proceed with a plan to separate its Liberty Capital and Liberty Starz tracking stock groups from its Liberty Interactive tracking stock group (the "Split-Off"). The Split-Off was completed on September 23, 2011 following the satisfaction of all conditions to the Split-Off. The Split-Off was effected by means of a redemption of all of the outstanding Liberty Capital common stock and Liberty Starz common stock of Liberty Interactive in exchange for all of the common stock of Liberty, which at the time of the Split-Off held all of the businesses, assets and liabilities previously attributed to the Capital and Starz tracking stock groups of Liberty Interactive pursuant to a Reorganization Agreement. Immediately following the Split-Off, Liberty utilized a tracking stock capital structure similar to that used by Liberty Interactive prior to the Split-Off, with two tracking stock groups: one tracking the businesses, assets and liabilities previously attributed to Liberty Interactive's Capital group and the other tracking the businesses, assets and liabilities that were previously attributed to Liberty Interactive's Starz group.

On November 28, 2011 Liberty completed the conversion of each outstanding share of Liberty Starz common stock for 0.88129 of a share of the corresponding series of Liberty Capital common stock, with cash paid in lieu of any fractional shares (the "Conversion"). As a result of the Conversion there are no outstanding shares of Liberty Starz common stock as of December 31, 2011. The Liberty Capital common stock previously traded under the LCAPA and LCAPB ticker symbols; at the date of conversion the ticker symbols changed to LMCA and LMCB.

Distributions to Participants

Distributions requested by participants are recorded when paid.

Income Taxes

The Internal Revenue Service (the "IRS") has determined and informed Liberty by a letter dated June 1, 2005 (the "IRS Determination Letter"), that the Liberty Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Once qualified, the Liberty Plan is required to operate in conformity with the IRC to maintain its qualification. Although the Plan has been subsequently amended, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Liberty has applied for a new IRS determination letter, but has not yet received it as of the date the financial statements were issued.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

The Plan Administrator believes it is no longer subject to income tax examinations prior to 2008.

Therefore, the plan administrator believes that the Plan is qualified and the related trust is tax-exempt as of December 31, 2011 and 2010.

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

Plan Expenses

Any employer contribution amounts forfeited pursuant to the terms of the Liberty Plan may be used to pay Liberty Plan expenses, except that the fees charged by the Trustee for participant loans and qualified domestic relations orders are paid by the participant utilizing such feature. Any additional administrative expenses of the Liberty Plan are paid by Liberty.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Significant estimates include determination of fair value of investments. Actual results could differ significantly from those estimates.

(3)    Investments

The fair value of individual investments that represent 5% or more of the Liberty Plan's net assets at December 31, 2011 and 2010 is as follows:

	Fair value at	Fair value at
	December 31, 2011	December 31, 2010
Investment	amounts in thousands

Liberty Capital Stock	$39,534	$19,823
Liberty Interactive Corporation Stock	$24,540	$24,690
Liberty Starz Stock (a)	$—	$14,727
Fidelity Retirement Money Market Fund	$12,787	$12,587
Fidelity Freedom 2020 Fund	$11,497	$10,962
Fidelity Freedom 2030 Fund	$10,765	$10,857
Fidelity Spartan 500 Index Inv	$11,045	$10,619
Baron Growth Fund	$10,510	$—
________________
(a)    As discussed in note 2, Liberty Starz stock was converted into Liberty Capital stock in November 2011.

During the years ended December 31, 2011 and 2010, the Liberty Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Years ended December 31,
	2011	2010
	amounts in thousands

Liberty Capital Stock (a)	$5,372	11,908
Liberty Interactive Corporation Stock (a)	706	6,821
Liberty Starz Stock (a)	(7)	3,308
DIRECTV Stock Fund (b)	—	2,581
Mutual funds and Brokeragelink accounts	(7,065)	12,696
	$(994)	37,314
_________________

LIBERTY MEDIA 401(k) SAVINGS PLAN

Notes to Financial Statements

December 31, 2011 and 2010

(a)	As discussed in footnote 2, these investments were previously held in unitized funds but were converted to actual shares during 2010.

(b)
The Plan Committee directed the Plan Trustee to sell all holding of DIRECTV shares by May 17, 2010. Approximately $19,462,000 of proceeds from this sale were allocated in accordance with current participant investment elections on file.

(4)	Related Party Transactions

Certain plan investments are shares of registered investment companies managed by the Trustee. Therefore, these transactions qualify as party-in-interest.

(5)	Settlement Funds Received

During 2010, the Plan received several checks reflecting settlement amounts (totaling approximately $803,000) resulting from certain class action securities cases involving the employer securities held in the Plan due to a class action case brought in 1999. Because the Plan was previously part of a much larger 401(k) plan that was split up into separate plans in 1999, a significant portion of those settlement funds received by the Plan are attributable to other 401(k) plans. The Administrator has calculated and distributed to other 401(k) plans an allocation of the portion of the settlement funds to those other plans and amounts attributable to expenses involving the settlement allocation of approximately $772,000, retaining in the Plan only that portion of the settlement funds that properly is due to the Plan of approximately $31,000.

Such amounts were allocated to participant accounts in 2011 as provided under applicable Department of Labor guidance.

(6)	Subsequent Events

Liberty Interactive's board of directors has approved the recapitalization of its common stock into shares of the corresponding series of two new tracking stocks, Liberty Interactive and Liberty Ventures, which will impact the Liberty Plan, which holds shares of Liberty Interactive common stock.  In the recapitalization, Liberty Interactive stockholders (including the Liberty Plan) will receive one share of the corresponding series of Liberty Interactive group tracking stock for each share of series A Liberty Interactive common stock they own and one share of the corresponding series of Liberty Ventures group tracking stock for every 20 shares of series A Liberty Interactive common stock they own. In addition, stockholders will also receive a subscription right to acquire one additional series A share for every three shares of series A Liberty Ventures tracking stock they receive in the recapitalization. Liberty Plan participants will be offered the opportunity to exercise the subscription rights granted on the shares of series A Liberty Ventures tracking stock allocated to their accounts to purchase additional shares of that stock, in the same manner as other holders of series A Liberty Ventures tracking stock.  The purchase price for those additional shares, which will be calculated pursuant to the formula set forth in the  proxy statement describing the transaction, will be paid with the proceeds from the sale of other assets in the participant's account in the Liberty Plan. The proposed recapitalization is intended to be tax-free to stockholders and its completion will be subject to various conditions, including the affirmative vote of a majority of the voting power of Liberty Interactive's outstanding shares present in person or by proxy at the stockholder meeting, voting together as a single class, and the receipt of a tax opinion from counsel. Subject to the satisfaction of the conditions to closing, the recapitalization is expected to occur during the third quarter of 2012.

Schedule 1
LIBERTY MEDIA 401(k) SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2011

Identity of issue	Description of investment including par value	Current value at December 31, 2011
		amounts in thousands
Liberty Capital Stock	Series A common stock, par value $0.01 per share	$39,534
Liberty Interactive Corporation Stock	Series A common stock, par value $0.01 per share	24,540
ALLIANZ NFJ Small Cap Value Institutional	Mutual fund	7,773
American Funds Growth Fund of America R4	Mutual fund	5,482
Baron Growth Fund	Mutual fund	10,510
Davis NY Venture A	Mutual fund	3,928
Dodge & Cox Stock Fund	Mutual fund	9,367
Fidelity Low-Priced Stock Fund	Mutual fund	6,470
Fidelity Retirement Money Market	Mutual fund	12,787
Fidelity Spartan 500 Index Institutional	Mutual fund	11,045
Fidelity Spartan International Index Institutional	Mutual fund	7,200
Fidelity US Treasury Money Market	Mutual fund	1,447
PIMCO High Yield- Administrative Class	Mutual fund	4,873
PIMCO Total Return - Administrative Class	Mutual fund	8,568
Thornburg International Value R5	Mutual fund	7,989
Vanguard Inflation - Protected Securities Admiral Shares	Mutual fund	2,129
Fidelity Freedom Income Fund	Mutual fund	1,317
Fidelity Freedom 2000 Fund	Mutual fund	516
Fidelity Freedom 2010 Fund	Mutual fund	2,595
Fidelity Freedom 2020 Fund	Mutual fund	11,497
Fidelity Freedom 2030 Fund	Mutual fund	10,765
Fidelity Freedom 2040 Fund	Mutual fund	6,735
Fidelity Freedom 2050 Fund	Mutual fund	1,362
Cohen & Steers Institutional Global Realty	Mutual fund	101
Brokeragelink Accounts	Brokerage Option	7,182
Participant loans	Interest rates ranging from 4.25% to 9.25% with maturity dates through December 2016	2,177
		$207,889

All investments are held by Fidelity Management Trust Company, Inc., which is a party-in-interest to the Liberty Plan. Liberty Media Corporation is the plan sponsor, which is a party-in-interest to the Liberty Plan (See note 1).

See accompanying report of independent registered public accounting firm.

EXHIBIT INDEX

Shown below are the exhibits which are filed or furnished as a part of this Report -

23.1-Consent of KPMG LLP